UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AFFIMED N.V.

On June 15, 2018, Affimed N.V. presented updated data in respect of AFM13 in combination with Keytruda® (Pembrolizumab) in patients with relapsed/refractory Hodgkin Lymphoma at EHA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, June 15, 2018.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99	Press Release dated June 15, 2018